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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                           COR Therapeutics, Inc.
                  -----------------------------------------
                               (Name of Issuer)

                                Common Stock
                  -----------------------------------------
                       (Title of Class of Securities)

                                  217753102
                  -----------------------------------------
                               (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1.   Name of Reporting Person
     S.S. or I.R.S. or I.R.S. Identification No. of Above Person
          UBS Asset Management (New York) Inc.
          Tax ID: 13-2725861

2.   Check the Appropriate Box if a Member of a Group

                                                a.[  ]
                                                b.[  ]

     SEC Use Only

4.   Citizenship or Place of Organization
          New York

                    5.   Sole Voting Power:
                                - 0 -


  Number of         6.   Shared Voting Power:
   Shares
Beneficially                    - 0 -
 Owned by
   Each             7.   Sole Dispositive Power:
 Reporting
  Person                       1,050,500
   With
                    8.   Shared Dispositive Power:

                                - 0 -

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,050,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row (9)
          4.56%

12.  Type of Reporting Person
          IA

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CUSIP Number: 217753102

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest

2.   Check the Appropriate Box if a Member of a Group

                                                a.[  ]
                                                b.[  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
          Luxembourg


                    5.   Sole Voting Power:

                             1,050,500

  Number of         6.   Shared Voting Power:
   Shares
Beneficially                    - 0 -
  Owned by
    Each            7.   Sole Dispositive Power:
  Reporting
   Person                       - 0 -
    With
                    8.   Shared Dispositive Power:

                                - 0 -

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,050,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row (9)
          4.56%

12.  Type of Reporting Person
          OO


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Item 1(a) name of Issuer: Cor Therapeutics, Inc. (the "Company")


      (b) Address of Issuer's Principal Executive Offices:

Item 2(a) - (c). Name, Principal Business Address, and Citizenship of Persons
Filing:
          UBS Asset Management (New York) Inc.
          1345 Avenue of the Americas
          New York, New York 10105

          UBS (Lux) Equity Invest - Biotech,
          a subfund of UBS (Lux) Equity Invest
          c/o INTRAG International
          Equity Invest (Company for Fund Management) S.A.
          Luxembourg

       (d) Title of Class of Securities: Common Stock

       (e) CUSIP Number: 217753102

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1) and 13d-1(b)(2). UBS Asset Management (New York) Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
          UBS (Lux) Equity Invest - Biotech, a subfund of UBS (Lux) Equity Invest is an investment fund organized under Luxembourg law.





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Item 4.   Ownership.
     UBS Asset Management (New York) Inc. and UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest beneficially own 1,050,500 shares of the Company's Common Stock (representing approximately 4.56% of the outstanding shares of such Common Stock). UBS Asset Management (New York) Inc. possesses the power to dispose of and direct the disposition of all 1,050,500 shares. UBS
(Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest possesses the power to vote or direct the vote of all 1,050,500 Shares. The holdings listed are as of January 31, 1998.

Item 5.   Ownership of Five Percent or Less of a Class.
          See Item 4.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable.

Item 9.   Notice of Dissolution of the Group.
          Not Applicable.

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



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After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

UBS Asset Management (New York) Inc.

By: /s/ Joseph Scavo                                February 13, 1998
    -----------------------------                   -----------------
    Title: Director of Compliance                   Date

INTRAG International Equity Invest (Company for Fund Management) S.A.

By: /s/ Gilbert Schintgen                           February 13, 1998
    -----------------------------                   -----------------
    Title: Director                                 Date


By: /s/ Manuel Hauser                               February 13, 1998
    -----------------------------                   -----------------
    Title: Director                                 Date


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